

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

Via E-mail
Jeffrey I. Moore
1904 Deauville Dr.
Lexington, KY 40504

> **Re:** **SiteStar Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 13, 2015 by Jeffrey I. Moore, et al.**
> **File No. 000-27763**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please also include the director nominees as participants on the cover page of the proxy statement. Please refer to Instruction 3.(ii) to Item 4 of Schedule 14A.

2. We note your response to prior comment 4, including the statement that, "[i]n the event the Board of Directors continues to refuse to call a meeting of the stockholders, the Moore Shareholder Group is prepared to pursue its rights under NRS 78.345." The disclosure in the proxy statement indicates that the Moore Shareholder Group is calling a special meeting following the board's refusal to do so. Please revise to clarify whether the Moore Shareholder Group is calling a special meeting pursuant to Article IV, Section 3 of the bylaws. In doing so, please disclose whether the potential amendments to the bylaws that are referenced in this response were passed, and if so whether the amendments have retroactive effect. If the Moore Shareholder Group expects to call a special meeting, please tell us the impact, if any, of the thirty-five to sixty day time frame referenced in Article IV, Section 3 of the bylaws on the timing of such meeting. Finally,

please update the Background to the Solicitation section and the proxy statement generally as necessary.

Additional Participant Information, page 16

3. We note your statement in the first sentence of this section regarding the persons that are participants in this solicitation. In referencing the participants in the solicitation, please also include all persons identified on the cover page of the proxy statement as participants and all persons that are participants according to Instruction 3 to Item 4 of Schedule 14A.

Form of Proxy Card

4. Please clearly mark the form of proxy as a "form of" and mark the form of proxy as "Preliminary Copy." Please refer to Rule 14a-4(a) and Rule 14a-6(e)(1).

You may contact me at (202) 551-3252 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Andrew Tucker, Esq.
       Vedder Price